UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On April 1, 2025, GLOBAL MOFY AI LIMITED (the “Company”)’s wholly owned subsidiary, Global Mofy HK Limited (“Global Mofy HK”), a limited liability company organized under the laws of Hong Kong, entered into a Shareholders Agreement (the “Shareholders Agreement”) with the other investor and the founder shareholders of Wetruck TechEnable Solutions Private Limited Company (“Wetruck”), a limited liability company incorporated in Ethiopia. Pursuant to the Shareholders Agreement, Global Mofy HK will invest an amount of US$201,000 into Wetruck to subscribe 6.7% of its equity interests.

To complete the investment, Global Mofy HK has made a cash payment of $201,000 on June 9, 2025.

The Company issued a press release filed herewith on June 9, 2025. The materials attached as Exhibits 99.1 are incorporated by reference herein.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: June 10, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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